1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

March 15, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention: Larry L. Greene

Re:   AIP Series Trust (the “Trust”)—AIP Dynamic Alternative Strategies Fund (the “Fund”)
File Numbers 811-22789 & 333-185994

Dear Mr. Greene:

We are writing in response to your comment letter dated February 7, 2013 with respect to a registration statement filed on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”) on January 11, 2013 by the Trust on behalf of the Fund. Set forth below are the Securities and Exchange Commission (the “Commission”) staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about March 15, 2013.

General

Comment 1.         The Fund will allocate its assets to non-traditional asset classes, alternative mutual fund strategies, and the adviser’s hedge fund replication strategy, and will be sold to, at least with respect to two of its four classes, the general public.  Will there be any suitability requirements or transfer restrictions imposed on investors in the Fund?

Response 1.          There will not be any suitability requirements or transfer restrictions imposed on investors in the Fund.

Comment 2.         The summary section of the prospectus discloses that the Fund will use derivatives, including futures, options and foreign currency forwards as part of the Fund’s hedge fund replication strategy.  Please summarize in this section, and disclose all material derivative investments in the prospectus.  In this regard, see The Letter to Karrie McMillan, Esq., General Counsel,

Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).  Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties.

Response 2.          We respectfully acknowledge the comment, but believe that the current disclosure is appropriate.

Comment 3.         Add appropriate risk disclosure regarding the volatility and turmoil experienced in the credit and equity markets from 2007 to the present.

Response 3.          We respectfully acknowledge your comment and note that we have reviewed the risk disclosure in the Prospectus and believe that the sections of the Prospectus entitled “Fund Summary—Principal Risks” and “Fund Details—Additional Information about the Fund’s Investment Objective Strategies and Risks” currently provide appropriate disclosure relating to the risks of the securities in which the Fund invests.

Comment 4.         Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

Response 4.          The disclosure in the Fund’s registration statement meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

Prospectus

Fees and Expenses — Page 1

Comment 5.         Revise the fee table consistent with the following:

•      delete footnote 1 or explain to the staff the basis for its inclusion within the first eight items.  See Form N-1A, General Instruction C.3.(b),

•      footnote 4 discusses the adviser’s agreement to waive or reimburse fees.  Explain to the staff whether the adviser or an affiliate may recapture any waived or reimbursed amounts.  Explain to the staff how such waivers and reimbursements will be reflected in the example calculations for the 1 and 3 year periods, and

•      lastly, confirm that footnote 4 accurately reflects all of the material terms of the Fund’s waiver, e.g., the waiver disclosure in this footnote excludes acquired fund fees and expenses but no other expenses, such as extraordinary expenses.

Response 5.          We believe that footnote 1 is permitted under Form N-1A as it is explanatory in nature and does not alter or add to the disclosure permitted in the Fee Table.

Pursuant to Instruction 4(a) to Item 3 of Form N-1A, an adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.  Morgan Stanley AIP GP LP, the investment adviser to the Fund, expects the fee waiver and/or expense reimbursement to continue indefinitely, unless terminated by the Board of Trustees. Accordingly, the example will reflect the Fund’s waiver for the 1 and 3 year periods.

We have revised footnote 4 to reflect all material terms of the Fund’s waiver.  We note that there are currently no provisions for the recoupment or recapture of waived fees by the adviser or an affiliate.

Principal Investment Strategies — Page 3

Comment 6.         Disclosure in the first paragraph states that: “The Fund will gain exposure to alternative mutual fund strategies and non-traditional asset classes by investing in funds advised by unaffiliated investment advisers and, to a lesser extent, the Adviser or its affiliates (the “Underlying Funds”).  Please confirm that the reference to “funds” means registered funds.  Otherwise, as an open end fund, please confirm to us that the Fund will not invest more than 10% in unregistered funds and that the fund will consider all such funds to be illiquid for purposes of its limitation against investing more than 15% in illiquid securities.

Response 6.          The Fund will invest in registered funds as a principal strategy and, while the Fund will have the ability to invest in unregistered funds, we confirm that any investments in such funds will be limited to 10% of the Fund’s assets.  With respect to unregistered funds, the Fund intends to primarily invest in UCITS, SICAVs and other similar products registered in jurisdictions other than the United States.

Additional disclosure has been added to the section of the Prospectus entitled, “Fund Details—Additional Information about the Fund’s Investment Objective Strategies and Risks” reflecting the Fund’s ability to invest in unregistered funds.

Comment 7.         The Fund’s non-traditional asset classes will include indirect investments in real estate, commodities, frontier equities and insurance linked strategies.  Disclosure in the SAI states that the Fund will invest directly in these instruments.  With respect to real estate, please describe the additional layers of fees that will be created by the Fund’s direct and indirect investments in REITs.  Please confirm to us that these fees will be included in the “other expenses” line of the fee table.  Please also disclose that to the extent the Fund invests in REITs, its distributions are likely to be taxable as ordinary income (because they come from mortgage interest and rents), rather than being eligible for the 15% rate on qualified dividends.

With respect to commodities the disclosure is not clear as to whether the Fund may invest directly in commodity-linked securities, although it may do so indirectly through its investments in underlying funds.  As appropriate, please explain how the Fund will comply with the IRS position, adopted in Rev. Rul. 2006-1, 2006-2 I.R.B. 261, applicable to investment companies that have elected tax treatment under Section 851 of the Internal Revenue Code, that the income from such investments is not qualifying income as defined in Section 851(b)(2) of the Code.  In addition, on February 9, 2012, the CFTC adopted rules that curtail the ability of advisers of registered investment companies that invest in commodities or commodity-linked securities to claim an exemption pursuant to Rule 4.5.  If the Fund does have any intention of investing in commodities, please disclose that the Adviser will be required to register as a commodity pool operator (“CPO”) under amended Rule 4.5, unless it can satisfy an exemption from Rule 4.5 or no-action relief is received.  (See, e.g., CFTC No-Action Letter No. 12-03 (July 10, 2012)).  Please also disclose whether there could be any costs to the Fund if the Adviser has to register as a CPO.

With respect to the investments in frontier equities add disclosure at an appropriate location that more fully explains the characteristic, market and risks of these investments, and describe the kinds of instruments to be used in connection with the Fund’s insurance linked strategies.

The substance of the SAI disclosure on page 17 regarding insurance linked strategies should be added to the prospectus.  In addition, disclose that these bonds are commonly referred to as “Cat,” or “catastrophe” bonds and that if a triggering event occurs the value of such bonds may go to zero.

Response 7.          We respectfully believe that the sections of the Prospectus entitled “Fund Summary—Principal Risks—Underlying Fund Risk—Real Estate Investment Trusts (“REITs”) and Foreign Real Estate Companies” and “Fund Details—Additional Information about the Fund’s Investment Objective, Strategies and Risks—Principal Risks—Underlying Funds—Real Estate Investment Trusts (“REITs”) and Foreign Real Estate Companies” currently provide appropriate disclosure with respect to the additional layers of fees associated with investments in REITs.  We do not believe that Form N-1A requires the disclosure of REIT management fees and other related expenses in the Other Expenses line item of the Fund’s Fee Table.  Disclosure regarding qualified dividend treatment for REITs has been added to the section of the SAI entitled “Taxation of the Fund and Shareholders.”

The Fund will not invest directly in commodity-linked securities.  The section of the Prospectus entitled “Fund Details—Additional Information about the Fund’s Investment Objective, Strategies and Risks—Additional Risk Information—Commodity Futures Trading Commission (“CFTC”) Regulatory Risk” currently discloses that, if the Adviser and Fund become subject to CFTC regulation, the Fund may incur additional expenses.

The disclosure regarding frontier equities and insurance linked strategies has been revised as requested.

Alternative Mutual Fund Strategies — Page 4

Comment 8.         The arbitrage bullet discloses that: “Underlying Funds will seek arbitrage opportunities in a variety of areas including convertible bonds, mergers and closed-end investment funds.” Closed-end funds are generally not considered to be mutual funds, thus the caption and strategy conflict.  Please reconcile this conflict.  In light of the first underlined clause, confirm that other non-mutual fund investments are not contemplated as being included within the Fund’s “Alternative Mutual Fund Strategy.”

Response 8.          The Fund will not invest directly in closed-end funds as part of its allocation to Alternative Mutual Fund Strategies, although certain Underlying Funds contained within this investment space may invest in such funds when a closed-end fund is trading at a discount to its net asset value per share.  Accordingly, we believe that the current section heading is appropriate.  Further, we confirm that, with respect to its Alternative Mutual Fund Strategy, the Fund currently intends to invest exclusively in mutual funds.

Hedge Fund Replication

Comment 9.         Confirm to the staff that “direct investment in equity and fixed income securities” means that no such investments will be in instruments issued by hedge funds or similar entities.  More fully explain how this strategy differs from direct hedge fund investing; any limitations inherent in this approach; whether any other funds use this strategy; that an investment in the Fund involves high risk; and that the Fund may not achieve the goals of this strategy.  Further, define what you mean by the terms “equity” and “fixed income” with respect to this strategy.

If derivatives transactions pursued in furtherance of this strategy, or otherwise, are connected with the Fund’s insurance linked strategy, explain how the Fund will comply with the asset segregation requirements of Investment Company Act Rel. 10666.  See Investment Company Act Release No. 10666 (April 18, 1979), as modified by, e.g., Merrill Lynch Asset Management, L.P. (July 2, 1996), and Robertson Stephens Investment Trust (Aug. 24, 1995).  (See also Guide 9 to Form N-1A.) We may have additional comments regarding this matter.

Response 9.          We confirm that “direct investment in equity and fixed income securities” means that no such investments will be in instruments issued by hedge funds or similar entities. The Fund’s disclosure with respect to the hedge fund replication strategy has been supplemented and revised as requested.  We confirm that the Fund will comply with all applicable asset segregation requirements of Investment Company Act Release No. 10666 (April 18, 1979), as modified by, e.g., Merrill Lynch Asset Management, L.P. (July 2, 1996), and Robertson Stephens Investment Trust (Aug. 24, 1995).

Principal Risks
Derivatives Risk — Page 6

Comment 10.       The proviso disclosure to the three bullet list of derivative investments suggests that other such investments may be added from time to time.  If swaps and other complex derivatives may be used by the Fund, add them to the list.

Response 10.        The Fund may use swaps and the disclosure has been revised accordingly.

Underlying Fund Risk

Comment 11.       The list of risks should be revised to discuss the risks of investing in various pooled investment vehicles referenced elsewhere in the prospectus disclosure, including hedge funds, private equity, and business development companies.  E.g., in connection with the Fund’s investments in hedge funds the risks related to illiquid portfolio investments, side letters, side pockets, and lock ups should be discussed.

Response 11.        The Fund does not currently intend to invest directly in such pooled vehicles, although it may gain exposure via the Underlying Funds.  Accordingly, we believe the current disclosure is appropriate.

Non-U.S. and Emerging Market Securities — Page 7

Comment 12.       The last three sentences of the first paragraph of this discussion should be set apart as a related but separate discussion regarding foreign currency forward exchange contracts.

Response 12.        The disclosure has been revised accordingly.

Comment 13.       Revise the required statement regarding “bank deposits” so as to follow the disclosure format required by Form N-1A.  See Form N-1A, Item 4(b)(1)(iii).

Response 13.        The disclosure has been revised accordingly.

Purchase and Sale of Fund Shares
Minimum Investment Amounts — Page 9

Comment 14.       Please delete these paragraphs from this section — not permitted or required.  The fund may include this information in another section of the prospectus located after Items 2-8.  As stated in Form N-1A, General Instruction C.3.(b): “Items 2 through 8 may not include disclosure other than that required or permitted by those items.”

Response 14.        We respectfully acknowledge your comment, however, we believe that the disclosure of minimum investment amounts is permissible pursuant to Item 6(a) of Form N-1A.

Additional Information about the Fund’s Investment Objective, Strategies and Risks
Principal Investment Strategies
Non-Traditional Asset Classes — Page 11

Comment 15.       Disclosure in the last paragraph states that the Fund will “diversify the Fund’s investments across multiple non-traditional return sources . . .”  Similar disclosure appears elsewhere in the prospectus.  As disclosed earlier in the filing, the Fund is non-diversified.  Accordingly, please use a different word.

Response 15.        The disclosure has been revised accordingly.

Non-Traditional Asset Classes Allocation
Long Term Real Assets — Page 12

Comment 16.       Disclosure under this caption discusses the Fund’s investments in commodities, including energy, precious metals and agricultural resources.  If appropriate, consider whether disclosure should be added regarding energy, mining, extraction, or drilling risks, such as the risks of the occurrence of incidents like the West Virginia coal mine tragedy or the BP oil rig explosion, fire and massive spill in the Gulf of Mexico; or whether disclosure is warranted in light of the Dodd-Frank Section 1502 requirements applicable to conflict minerals.

Response 16.        The Fund’s exposure to commodities is currently intended to be diversified across a number of industries and sectors and,

accordingly, we do not believe that such industry- or sector-specific disclosure is appropriate.

Expanded Credit

Comment 17.       If the Fund’s investments in senior loans will include assignments and participations, add appropriate prospectus disclosure.

Response 17.        The Fund currently intends to gain exposure to senior loans only via investments in Underlying Funds and does not currently intend to invest directly in senior loan participations or assignments.

Discovery Investments

Comment 18.       Briefly explain the meaning of the statistical concept “tail risk,” including the risks embodied in this concept.  Add disclosure which more fully describes the strategies the Fund expects to employ in connection with this concept.

Response 18.        The disclosure has been revised accordingly.

Additional Investment Strategy Information
Defensive Investing — Page 14

Comment 19.       Revise the last sentence of the first paragraph to indicate that defensive investing is inconsistent with the Fund’s normal policies and strategies.

Response 19.        The disclosure has been revised accordingly.

Comment 20.       Revise the next paragraph regarding the application of percentage limits at the time of investment so as to include exceptions to this policy for borrowing and illiquid investments.

Response 20.        The disclosure has been revised accordingly.

Comment 21.       Add disclosure to the next paragraph regarding the limits of §12 which discusses the limitations more fully and which discusses the actions the Fund will take if the exemptive application is not granted.

Response 21.        The disclosure has been revised accordingly.

Pricing Fund Shares

Comment 22.       Disclosure in the third paragraph appears to suggest that all underlying funds will be open-end funds and/or maintain an evergreen prospectus.  Disclosure there states: “The prospectuses for such Underlying Funds explain the circumstances under which they use fair value pricing and its effects.” If this is not the case, revise the disclosure accordingly.

Response 22.        We confirm that that the current disclosure is appropriate.

How to Sell Shares
Payments-in-Kind — Page 29

Comment 23.       Add disclosure to the effect that the securities received in-kind remain at market risk until sold.

Response 23.        The disclosure has been revised accordingly.

Statement of Additional Information

FOREIGN INVESTMENT — Page 20

Comment 24.       Add appropriate strategy and risk disclosure regarding frontier investing.

Response 24.        The disclosure has been revised accordingly.

DERIVATIVES
Regulatory Matters — Page 27

Comment 25.       The Fund discloses that it may engage in transactions involving derivatives.  It is not clear from the disclosure whether total return swaps are among the derivatives involved.  Disclosure in the first paragraph states that with respect to derivatives which are cash-settled, the Fund is permitted to set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations under the derivative, if any, rather than the derivative’s full notional value or the market value of the instrument underlying the derivative, as applicable.  When the Fund does engage in derivatives, such as total return swaps, it must set aside an appropriate amount of segregated assets.  See generally Investment Company Act Release No. 10666.  Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940.  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response 25.        The Fund may engage in total return swap transactions and the disclosure has been revised accordingly.  We are aware that the Commission or its staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Fund Policies/Investment Restrictions — Page 34

Comment 26.       The last sentence of the first paragraph states that: “For purposes of the following restrictions: (i) all percentage limitations apply immediately after a purchase or initial investment, and (ii) any subsequent change in any applicable percentage resulting from market fluctuations or other changes in total or net assets does not require elimination of any security from the portfolio, except in the case of borrowing.” Explain the meaning of and the situation contemplated by the first underlined clause.  Delete or explain the operation of the second underlined clause.  In addition to the exception for borrowing, add an exception for illiquid investments to the last clause of the quoted sentence.

Response 26.        The disclosure has been revised and both underlined clauses have been deleted.

Comment 27.       Restrictions 1 and 2 appear to conflict with prospectus disclosure which indicates that the Fund will acquire interests in funds that buy non-traditional assets including real estate and commodities.  These entities do not engage in real estate operations as noted in Restriction 1, and their acquisition of commodities is not limited to the situation noted in Restriction 2.

Response 27.        We respectfully believe that the current disclosure is appropriate as the Fund will not invest directly in real estate or physical commodities, except as may be permissible under Restrictions 1 and 2.  The Fund may obtains exposure to real estate or physical commodities through its investments in the Underlying Funds, but the securities of these funds do not constitute real estate securities or physical commodities and, accordingly, are not subject to Restrictions 1 and 2.  Further, the Underlying Funds are not subject to the Fund’s Restrictions, although registered Underlying Funds will seek to comply with their own fundamental policies in these areas, as applicable.

Comment 28.       Restriction 3 states that the Fund may borrow to the extent permitted by the statute and rules.  Affirmatively explain the Fund’s actual borrowing policy in the prospectus.

Response 28.        The disclosure has been revised accordingly.

Comment 29.       The Fund’s objective is included as one of its non-fundamental policies.  State this fact in the prospectus, that it may be changed without shareholder approval, and whether shareholders will be told in writing of any change.

Response 29.        The disclosure has been revised accordingly.

Comment 30.       Revise the disclosure which restricts the Fund’s short transactions to short sales against the box, so as to indicate that underlying funds may invest in naked shorts.  Further, disclose the instruments that underlie such shorts.

Response 30.        Disclosure indicating that Underlying Funds may engage in naked shorts has been added the section of the Fund’s SAI entitled “Description of the Fund and Its Investments and Risks—B.  Investment Strategies and Risks.”

Comment 31.       The discussion of fundamental investment restrictions does not include an affirmative statement of the Fund’s policy on industry concentration.  As required by §§8(b) and 13(a) of the 1940 Act, add a statement of the Fund’s policy to this listing specifically stating that the Fund will not concentrate in any industry except for the industries or group of industries specifically disclosed herein.

Response 31.        The disclosure has been revised accordingly.

Fund Management
Voluntary Deferred Compensation Plans — Page 53

Comment 32.       Disclosure under this caption indicates that managers receive discretionary year end compensation.  If the compensation is to be based on performance determined or measured relative to a benchmark, identify the benchmark and disclose the measuring period to be used to determine compensation.

Response 32.        We respectfully acknowledge your comment, but would note that portfolio manager compensation is not based on performance determined or measured relative to a benchmark.

*              *              *              *              *              *              *              *              *

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•              the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•              the staff’s comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would note that an exemptive application was filed by the Fund on November 7, 2012 (File No. 812-14092) and an amendment to that exemptive application was filed on February 22, 2013.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525 (tel) or (212) 698-0452 (fax) or Allison Fumai at (212) 698-3526 (tel) or (212) 698-3599 (fax).  Thank you.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz